Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-168310

July 31, 2012

PPG Industries, Inc.

Issuer:	PPG Industries, Inc.

Title of Securities:	$400,000,000 2.700% Notes due 2022

Long-Term Debt Ratings*:	Moody’s: Baa1 (stable) / Fitch: A- (stable) / S&P: BBB+ (stable)

Format:	SEC Registered

Principal Amount Offered:	$400,000,000

Trade Date:	July 31, 2012

Settlement Date (T+3):	August 3, 2012

Maturity Date:	August 15, 2022

Price to Public:	99.982% of the Principal Amount Offered

Coupon:	2.700% per annum

Yield to Maturity:	2.702%

Spread to Benchmark Treasury:	T+120 bps

Benchmark Treasury:	T 1.750% due May 15, 2022

Benchmark Treasury Yield:	1.502%

Gross Spread:	0.65%

Net Proceeds to the Issuer:	$397,328,000

Interest Payment Dates:	Semiannually in arrears on each August 15 and February 15 commencing on February 15, 2013

Make-Whole Call:	The greater of par or make-whole at Treasury Rate plus 20 bps

CUSIP/ISIN:	693506BG1/US693506BG10

Joint Book-Running Managers:	BNP Paribas Securities Corp. Goldman, Sachs & Co. J.P. Morgan Securities LLC
Citigroup Global Markets Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc.

Senior Co-Managers:	Banca IMI S.p.A. Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC RBS Securities Inc.

Co-Managers:

BNY Mellon Capital Markets, LLC

Credit Suisse Securities (USA) LLC

Morgan Stanley & Co. LLC

Santander Investment Securities Inc.

SMBC Nikko Capital Markets Limited

TD Securities (USA) LLC

Wells Fargo Securities, LLC

*	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such materials and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

This final term sheet supplements, and should be read in conjunction with, the issuer’s preliminary prospectus supplement dated July 31, 2012 and accompanying prospectus dated July 26, 2010.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and accompanying prospectus related to that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp., 1-800-854-5674, Goldman, Sachs & Co., 1-866-471-2526 or J.P. Morgan Securities LLC, 212-834-4533.

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